

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2020

David Lazar
Chief Executive Officer
Zyrox Mining International, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, NY 10036

> **Re: Zyrox Mining International, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form 10**
> **Filed October 19, 2020**
> **File No. 000-56204**

Dear Mr. Lazar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10

Item 1A. Risk Factors, page 7

1. We note your revised disclosure on page 17 in response to prior comment 3. It appears that a business combination has yet to occur for each of the companies that you have identified as blank check companies currently or formerly under Mr. Lazar's control. Please add risk factor disclosure highlighting Mr. Lazar's lack of experience identifying and closing potential business combination transactions.

Item 4. Security Ownership of Certain Beneficial Owners and Management , page 16

2.   We note your disclosure that it is unlikely that the Company's controlling stockholders could exert any influence on Management's activities due to Mr. Lazar's position as the Company's sole officer and director as well as the Company remaining under his control as the court-appointed custodian. Please revise your disclosure to clarify the control that is afforded to Mr. Lazar as a court-appointed custodian of the Company, especially with regard to corporate actions that require stockholder approval.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Vanessa Robertson at 202-551-3649 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Dave Natan